Mail Stop 3628
 								October 27, 2005

By Facsimile (615) 742-2723 and U.S. Mail
John M. Franck II
Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, Tennessee 37203

Re:  	HCA Inc.
	Schedule TO-I
      Filed on October 14, 2005
	File No. 005-41652

Dear Mr. Franck:

      We have the following comments on the above referenced filing.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Offering to Purchase for Cash
General

1. Please provide a brief statement of the accounting treatment of the offer. See Item 1004(a)(1)(xi) of Regulation M-A.
2. We note that HCA`s common stock has traded at a premium to the base price for the past year, and during that time the stock has also traded at a premium to the maximum offer price. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer, particularly those who tender at the price to be determined in the offer, may receive less than they might receive in an open market sale.

Summary Term Sheet, page 1

Once I have tendered Shares in the Offer, can I withdraw my tendered
Shares?, page 4
3. You disclose that if not accepted for payment, the Shares tendered may also be withdrawn at any time after 5:00 p.m., New York City time on December 13, 2005. Rule 13e-4(f)(2)(ii) Rule 13e-4(a)(3)
defines
"business day" as the time period between 12:01 a.m. and 12:00 midnight Eastern Time, other than Saturday, Sunday, or a Federal holiday. Since your offer began on October 14, 2005, it does not appear that your offer complies with the time period for additional withdrawal rights mandated by Rule 13e-4(f)(2)(ii) and must be changed. Please revise your Offer to Purchase here and throughout your document or advise.

Forward Looking Statements, page 7
4. The offer states that HCA "undertake[s] no obligation to make any revision to the forward-looking statements contained in this Offer to
Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase." This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise and confirm your understanding.
6.  Conditions of the Offer, page 25
5. We note that you will terminate the offer in the event a condition is triggered, "regardless of the circumstances giving rise to the event or events (including any actions or omissions to act by us)."
Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise and confirm your understanding of our position.
6. A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please make the following changes to satisfy these requirements:
* Revise the bullet points to avoid the reference to "threatened" or
"proposed" actions, as it is unclear how this could be objectively determined;
* Revise the bullet points to quantify the term "delay," as this term is problematic because of its breadth and lack of specificity;
* Avoid use of the term "could," as this terms is too vague to allow the shareholder to judge the scope of this condition;
* Revise the third and fourth bullet points to describe the "contemplated benefits" or "contemplated future conduct," or cross-reference a specific section of the document that discloses this information;
* Clarify the language "any limitation, whether or not mandatory" in bullet point 5(d) or otherwise revise to provide a qualifier for the language;
* Revise bullet point 5(e) to clarify the "significant decrease" in the market price of shares of your common stock.
9.  Source and Amount of Funds, page 28
7. Confirm to us that when the financing is complete, you will amend the Schedule TO to include the definitive terms of and conditions to the financing pursuant to Item 1007(b) and (d) of Regulation M-A and file any additional relevant agreements as exhibits in accordance with Item 1016(b) of Regulation M-A.
8. See our last comment above. Be advised that it is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. In addition, this information must be disseminated to shareholders. Please advise of your intent in this regard.
11.  Certain Information Concerning Us, page 35
9. Your disclosure under "Incorporation by Reference" suggests that you are attempting to forward incorporate by reference. Please be advised that Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General
Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your document to clarify.
13. Certain U.S. Federal Income Tax Consequences, page 42

10. You are required to furnish a description of all of the "material" federal tax consequences of the transaction, rather than
"certain" federal tax consequences. Revise the heading and the first sentence of this section to delete the word "[c]ertain" from the heading, and to clarify that this section addresses the material tax consequences of this transaction. See Item 1004(a)(xii) of Regulation M-A.

11. We note that you refer security holders to "consult [their] own tax advisor to determine the federal, state, local, foreign and other tax consequences" of participating in the offer. Because security holders are entitled to rely on your tax disclosure, it is inappropriate to include this apparent disclaimer. Similar disclaimers should be revised throughout your Offer to Purchase.


14.  Extension of Offer; Termination; Amendments, page 46
12. We note your disclosure that that you may "postpone" payment for shares upon the occurrence of any conditions in this section and in
Section 7. Be advised that HCA may not postpone acceptance or cancellation other than as a result of an extension of the offer. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please revise your disclosure. Letter of Transmittal
13. We note your request that the security holder acknowledge that they "understand" certain terms the offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Election Form to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from HCA acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

         	               					Very truly
yours,



                 	          					Jeffrey B.
Werbitt
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	James H. Cheek, III
	J. Allen Overby
	Bass, Berry & Sims PLC
	315 Deaderick Street, Suite 2700
	Nashville, Tennesee 37238

	Morton A. Pierce
	Jack S. Bodner
	Dewey Ballantine LLP
	1301 Avenue of the Americas
	New York, New York 10019






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John M. Franck II
HCA Inc.
October 27, 2005
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